ETERNITY HEALTHCARE INC.

April 6, 2011

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Michael F. Johnson Division of Corporation Finance

Dear Sirs:
Re: Eternity Healthcare Inc. ("the Company") Registration Statement on Form S-1 File No. 333-172061 Filed February 4, 2011

We refer to your letter of March 3, 2011 addressed to the Company with your comments on the Company's Registration Statement on Form S-1, filed February 4, 2011.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Registration Statement on Form S-1 filed February 4, 2011

Cover Page

1.
We note that your common stock is quoted on the OTCBB under the symbol "ETAH" but that there is currently no trading or established market.  Please tell us what consideration you gave including disclosure to this effect on your cover page.  As a related matter, it would appear that the statements indicating that your common stock is not presently traded, and you do not intend to apply for listing, on any national securities exchange or the NASDAQ does not constitute key information relating to your offering and should be removed from the cover page.  Refer to Item 501 of Regulation S-K and advise.

Response:  The Company has revised the Cover Page of the S-1/A filed concurrently with this response to include the following passage and remove disclosure relating to the fact that it is not anticipating listing on a senior exchange:

“Our stock is currently quieted on the OTC Bulletin Board under the symbol “ETAH”; however, there is no trading in, or established market for, our stock.  The purchasers in this offering may be receiving an illiquid security.”

ETERNITY HEALTHCARE INC.

Prospectus Summary

Our Business, page 2

2.
Please revise your summary to disclose that you have no operating history, no customers and no revenues and disclose when you expect to begin operations.  In addition, disclose your current cash position as of the most recent practicable date, your monthly "burn rate" and the amount of time that your present capital will last at this rate.

Response:  The Company has added the following disclosure to the Form S-1/A filed concurrently with this response:

“We have no operating history, no customers and no revenues.  We have only recently begun operations with completion of a reverse merger with Eternity Healthcare Inc., a British Columbia company, and now our wholly owned subsidiary.  Our cash position, as of March 29, 2011, was approximately $34,000.  Given our anticipated expenses of approximately $40,000 a month, our present capital is not sufficient to fund our operations for one month.”

Risk Factors

"We face competition from several companies with greater financial personnel…," page 5

3.
We note your statements here and elsewhere in the prospectus that your competitors include "fully integrated pharmaceutical companies and biotechnology companies," "universities and public and private research institutions," and "medical or clinical laboratories."  Given your status as a development stage company with no revenues, customers or operations and given that you have a single distribution license, it is unclear how you compete with such entities, which presumably have existing operations, advanced research and development activities and/or products, extensive distribution networks and significant revenues.  Please provide us with comparative information demonstrating in significant detail how you compete with these entities currently.  Alternatively, revise your disclosure to remove references to these entities with which you are not presently competing and limit your discussion to those entities with which you expect to compete more directly once you begin operations.

Response:  We compete with these companies, or anticipate competing with them, due to the nature of the products we will be providing.  Many of these companies have developed products which have similar functions to products which we going to be offering.  For instance, large pharmaceutical companies have developed test procedures and equipment for diagnosis of similar ailments and conditions for which our products are designed, however in a hospital setting, instead of at home, as our products are designed.  Though admittedly our company does not have the ability to actively compete in the exact same arena, we believe that we will be competing for customers.

ETERNITY HEALTHCARE INC.

"Delays in successfully obtaining government approval…," page 6

4.
Please revise this risk factor, and elsewhere in your prospectus as appropriate, to discuss the costs associated with obtaining the required regulatory approvals you intend to seek and how long you anticipate these approvals will take.  We note that you believe it will be an "expensive and uncertain process."  To the extent you do not have specific, detailed information in this regard, reliance on general estimate based upon industry analysis may be appropriate.

Response:  We have added the following disclosure to all references to government approvals throughout the prospectus:

“Depending on the outcome of the regulatory review process for our products, we believe that the cost of obtaining required regulatory approvals will be anywhere from $1,000 to $20,000 per product.  The large variation is due to the uncertainty whether the products’ current European approvals will be accepted in North America.”

Description of Business, page 18

General

5.
Expand your disclosure in the summary and in this section to provide enhanced disclosure of the status of your development.  See Item 101(h)(4)(iii) of Regulation S-K.  Provide a detailed description of the actions and timing of your planned operations over the next 12 months.  While we note your table on page 31, you should provide more detailed information about your marketing, advertising and hiring plans.

Response:  We have added the following disclosure in the “Summary” section of the Form S-1/A filed concurrently with this response:

“Over the next 12 months, we plan to obtain regulatory approvals for the products mentioned in this Prospectus and enter into distribution agreements with various retailers. We plan to expand our website to include the option to purchase our products online.  We anticipate producing promotional materials and advertising in medical journals as well as consumer magazines. In order to carry out these plans, we anticipate hiring a marketing manager, a quality control manager and 3 people for packaging and shipping.  However, as provided in more detail elsewhere in this Prospectus, we will require approximately $500,000 in order to achieve these objectives and there can be no assurance that we will be able to raise the required funds.”

We have added additional details in the Description of Business and MD&A sections of the Form S-1/A filed concurrently with this response.

ETERNITY HEALTHCARE INC.

Description of Business

Overview, page 18

6.
Revise to provide a description of the significant terms of the reverse merger completed on December 17, 2010.  Describe the company's accounting for the transaction and quantify the impact it had on your stockholders' deficiency and earnings per share.

Response:  We have added the following disclosure in the “Current Business” section of this part of the Prospectus:

“The transaction has been accounted for as a business combination that is a reverse acquisition in accordance with Accounting Standards Codification (“ASC”) 805-40, Business Combinations. Application of the guidance in ASC 805-40 resulted in identifying us as the acquiree and Eternity BC as the acquirer for accounting purposes. The consolidated financial statements prepared following the transaction will represent the continuation of the financial statements of Eternity BC except for its capital structure, which will be retroactively adjusted to reflect the legal capital of Eternity. The acquisition-date fair value of the consideration transferred by Eternity BC was $60,000 and, as a result, has been recorded as an increase in our capital stock. Net liabilities assumed by Eternity BC totalled $22,879 resulting in an excess liabilities assumed by Eternity BC of $82,879 which has been recorded as a charge to deficit. The transaction had no material impact on earnings (loss) per share as the our planned principle operations have not commenced”

Forward-Looking Statements, page 18

7.	Please remove the reference to the "Current Report on Form 8-K," which does not apply to your registration statement.

Response:  This reference has been amended to refer to the Registration Statement on Form S-1.

Overview

Current Business, page 19

8.
Expand your disclosure in the summary, risk factors and description of business sections to disclose all material terms of your license agreement with ValiMedix.  Refer to Item 101(h)(4)(vii) of Regulation S-K.  It appears that pursuant to sections 4(1) and 7(1)(a) you have a minimum purchase quota of $1,000,000 over a period of 20 years.

Response: We have amended our disclosure in the specified sections to include the purchase quota.  We believe that is the only material term missing from our summary of the agreement in the Prospectus.

ETERNITY HEALTHCARE INC.

9.
Please expand your disclosure to discuss in greater detail your plans to develop in-home medical diagnostic kits.  To the extent you plan to research and develop in-house medical diagnostic tests, please include a detailed discussion of how you intend to do so and your timeline for this.  In this regard please explain how you incurred the approximately $30,000 in research and development expenses disclosed on page 25.  Further, we note that you have not included a line item for research and development in your 12-month plan disclosed on page 31.  If you do not intend to develop medical diagnostic tests or kits in the near future, revise your disclosure to address this.

Response:  We do not anticipate developing our own kits in the next 12 months.  We anticipate doing so only after we have fully developed a distribution chain for the products made currently available to us from Valimedix.  Consequently, we have amended the Prospectus to reflect this.

Principal Products, page 19

10.
You indicate that "[s]ubject to government approval," you are currently able to offer the in-home diagnostic test kits listed beginning on page 19, and that you expect to be able to offer an estimated additional 15 kits in 2011 and 2012.  To the extent your ability to offer the existing kits now and/or an additional 15 kits during the next two years is depended upon your ability to raise the $500,000 you estimate is necessary to operate over the next twelve months, please clarify this.  Please revise your prospectus throughout, as appropriate, to detail what steps, in addition to obtaining governmental approval, are necessary for you to begin offering in-home diagnostic test kits now and what additional measures will have to be taken before you can launch the additional 15 kits.

ETERNITY HEALTHCARE INC.

Response:  We have added the following disclosure in our prospectus to address the comment regarding our ability to offer currently available, and potentially available, products:

“Our ability to offer the currently available test kits to potential retail customers is dependent on obtaining the required regulatory approvals. We believe we will need approximately $100,000 to undergo the regulatory review process for at least some of our products.  Our ability to offer the estimated additional 15 kits in 2011 and 2012 is entirely dependent on our ability to raise the required $500,000 in order to secure government approval and develop a distribution network for our products.  However, even if we are able to raise the required funds, there can be no assurance that we will be able to government approval and develop a distribution network for our products.  Once we secure the required funds and are able to obtain governmental approval for our currently available products, and develop a distribution network, we believe we will be able to enter into additional distribution agreements with identified European developers of test kits.”

Research and Development, page 25

11.	Revise this section to provide this information as of your fiscal year end. In this regard, we note that your fiscal year end was April 30, 2010.

Response:  We have revised the disclosure here to reflect figures as of April 30, 2010 to state that we did not incur any research and development expenses.  The previous figure related to research and development expenses incurred by Eternity BC, and which related to the repackaging of Valimedix products for display and demo by Eternity BC.

Government Regulations, page 25

12.
We note that in order to obtain the establishment license needed to conduct your business, you are required to have a secure facility to store and distribute diagnostic test kits.  Please clarify the regulatory requirements of the facility and tell us whether your current facilities are adequate in this regard.  If not, tell us how you intend to secure adequate facilities and when you expect your facilities to be operational.

Response: Our current facility meets the requirements to obtain the establishment license.  The facility needs to keep record of people who are going in and out in a logbook to be kept at the facility.  Additionally, the only people who have access to the facility must be directors or officers of the company and all people working at the facility must be registered with the Health Canada office in Vancouver.  These are the only requirements relating to the company’s facility to be approved for an establishment license.

Description of Property, page 27

13.
Further to your comment above regarding the requirement to have a secure facility where you can store and distribute diagnostic test kits, please tell us whether your warehouse lease is material.  Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

ETERNITY HEALTHCARE INC.

Response:  We believe that the lease is an agreement made in the standard course of business and therefore not material for purposes of the filing of the Registration Statement.  Please advise if the commission believes otherwise and we will file with our next amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 30

14.
We note your tabular disclosure on page 31 that indicates your estimated expenses for the next twelve months total $500,000.  Please revise to indicate the likelihood that you will be able to meet your cash requirements for the next twelve months given that your total assets of $6,262 as of October 31, 2010 do not appear sufficient to fund your expenses.  In addition, disclose the minimum period of time that you will be able to conduct your planned operations using currently available capital resources.  We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.  It appears that risk factor disclosure is also warranted regarding the number of months your current cash assets will allow you to meet your cash requirements.

Response:  We have added the following statement below the tabular disclosure on our anticipated expenses:

“We are currently unable to meet our anticipated cash requirements for the next 12 months as we do not have sufficient cash on hand to fund our anticipated operations for even one month.”

We believe the disclosure following this passage provides additional disclosure to investors regarding the uncertainty of being able to obtain the necessary financing.  This disclosure is as follows:

“We intend to meet our cash requirements for the next 12 months through a combination of debt financing and equity financing by way of private placements.  We currently do not have any arrangements in place to complete any private placement financings and there is no assurance that we will be successful in completing any private placement or debt financings.  However, there is no assurance that any such financing will be available or if available, on terms that will be acceptable to us.  We may not be able to raise sufficient funds to fully carry out our business plan.”

Additionally, we have added the following disclosure to the third risk factor in the Prospectus to address the number of months your current cash assets will allow you to meet your cash requirements:

“Our cash position, as of March 29, 2011, was approximately $34,000.  Given our anticipated expenses of approximately $40,000 a month, our present capital is not sufficient to fund our operations for one month.”

ETERNITY HEALTHCARE INC.

Certain Relationships and Related Transactions, page 41

15.
Please revise this section to disclose the approximate dollar value of the amount involved in the issuance of the 30,000,000 shares to Hassan Salari and 19,000,005 shares to Francine Salari.  Refer to Item 404(d)(1) and Item 404(a)(3) of Regulation S-K.

Response:  The shares referenced above were issued pursuant to the share exchange agreement with Eternity BC.  As such there was no specific dollar value to the share issuance.  The consideration for the share issuance was the transfer of Eternity BC shares from the shareholders to our company.

16.
In addition, disclose here all of the information required by Item 404(d) of Regulation S-K with respect to the loans with the related parties referred to in Notes 6 and 5 to the financial statements on pages F-9 and F-22, respectively.  Note that in the case of indebtedness, among other things, you must disclose the largest aggregate amount of principal outstanding during the period since the beginning of your last fiscal year and the amount outstanding as of the latest practicable date.

Response:  We have updated this disclosure to January 31, 2011.  We believe this is the latest practicable date to determine accurate numbers with the aid of our independent accounting firm.

Item 16, Exhibits, page II-4

17.
We are unable to locate disclosure that specifically incorporates previously filed exhibits into this Form S-1.  As you know, exhibits required to be filed by Form S-1 and Item 601 of Regulation S-K must be either filed with the Form S-1 or specifically incorporated by reference.  Please revise your filing accordingly.

Response:  We have amended the footnotes to the Exhibit table to specifically refer to the exhibits being incorporated by reference in the Form S-1/A filed concurrently with this response.

Exhibit 5.1 Legality Opinion

18.
We note that your legality opinion is limited by its date and refers to the registration statement "as amended," though the registration statement has not yet been amended.  Please be advised that you should file an updated legality opinion close in time to your desired effective date.  Please confirm your understanding.

Response: We confirm this understanding and will file and updated legality opinion close in time to our desired effective date.

19.
We note further that the opinion states that the shares covered by the registration statement "shall, when sold, be" legally issued, fully paid and non-assessable.  Since the shares are currently issued and outstanding, it appears that the opinion should be revised to reflect this.  Please advise.

Response:  The opinion was drafted in error and will be revised when it is updated for filing close in time to our desired effective date.

ETERNITY HEALTHCARE INC.

Yours truly,

ETERNTITY HEALTHCARE INC.

Per: /s/ Francine Salari

Francine Salari, President